Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Limited (“Hydro One”)

483 Bay Street, South Tower, 8th Floor

Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

February 26, 2026

Item 3:	News Release

A news release announcing the material change referred to in this report was issued through Cision Canada and filed on SEDAR+ under Hydro One’s profile at www.sedarplus.com on February 26, 2026.

Item 4:	Summary of Material Change

On February 26, 2026, Hydro One’s board of directors announced that David Lebeter will retire from his role as President and Chief Executive Officer (“CEO”), effective June 9, 2026, and will remain as a special advisor with Hydro One until October 10, 2026. Hydro One’s board of directors also announced the appointment of Megan Telford, Hydro One’s Chief Operating Officer, as President and CEO of Hydro One, effective June 9, 2026.

Item 5:	Full Description of Material Change

On February 26, 2026, Hydro One’s board of directors announced that David Lebeter will retire from his role as President and CEO, effective June 9, 2026, and will remain as a special advisor with Hydro One until October 10, 2026. Hydro One’s board of directors also announced the appointment of Megan Telford, Hydro One’s Chief Operating Officer, as President and CEO of Hydro One, effective June 9, 2026.

Bio: Megan Telford

Megan Telford is the incoming President and CEO of Hydro One. She is currently Hydro One’s Chief Operating Officer, responsible for Safety, Operations, Customer Experience, Capital Portfolio Delivery, Strategy, Growth, System Planning and Hydro One Remote Communities Inc.

Ms. Telford’s previous executive leadership roles at Hydro One included responsibility for Health, Safety and Environment, System Planning, Human Resources, Labour Relations, Indigenous Relations, Corporate Affairs and Customer Care. Before joining Hydro One in 2020, Ms. Telford held a number of increasingly senior roles at TD Bank from 2007 to 2020. Prior to TD, Ms. Telford practiced labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.

Ms. Telford currently serves on the Board of Directors for Export Development Canada and the Electricity Distributors Association. Ms. Telford holds an Honours Bachelor of Arts in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University and she was a law clerk for Justice A. Stone and Justice B. Strayer at the Federal Court of Appeal. She holds her ICD.D from the Institute of Corporate Directors.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact:

Harry Taylor

Executive Vice President, Chief Financial and Regulatory Officer

Tel: (416) 345-5000

Item 9:	Date of Report

February 26, 2026.

Caution Regarding Forward-Looking Information

This material change report may include “forward looking information” within the meaning of applicable securities laws. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and disclaims any obligation, to update any forward-looking information, except as required by law.